FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 9, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                  )

Enclosure:  Press Release dated February 9, 2005

Buhrmann NV

For more information:

Buhrmann Corporate Communications

Ewold de Bruijne

Telephone +31 (0)20 651 10 34

ewold.de.bruijne@buhrmann.com

Analysts / investors can contact:

Buhrmann Investor Relations

Carl Hoyer

Telephone +31 (0)20 651 10 42

carl.hoyer@buhrmann.com

PRESS RELEASE
Date	9 February 2005
Number	001

STRATEGIC INITIATIVES CONTINUE TO DRIVE PROFITABILITY

Fourth quarter 2004

•                      Operating profit (EBITAE) from ongoing operations increased 16.3% at constant exchange rates and by 10.2% as reported at actual rates

•                      Positive trend in added value growth continues due to further implementation of our private brands and preferred suppliers initiatives

•                      Total organic sales up 4%; organic sales global office products activities up 3%

•                      Net profit* per ordinary share (fully diluted) increased to € 0.24; net profit* up to € 48 million

Full year 2004

•                      Net profit* increased to € 139 million (2003: € 43 million); Net result € 80 million (2003: a loss of € 132 million)

•                      Net profit* per ordinary share (fully diluted) increased to € 0.69 (2003: € 0.19)

•                      Dividend proposed of € 0.14 per ordinary share (2003: € 0.07)

KEY FIGURES FOURTH QUARTER

	4th quarter (excluding Paper Merchanting)				4th quarter (including Paper Merchanting)
amounts in EUR million	2004	2003	change in EUR	change at constant rates	2004	2003	change in EUR	change at constant rates
Net sales	1,421.0	1,461.4	-2.8%	2.4%	1,421.0	1,710.0	-16.9%	-12.5%
Added value	376.2	368.1	2.2%	7.7%	376.2	407.0	-7.6%	-2.6%
EBITAE**	61.2	55.6	10.0%	16.2%	61.2	64.7	-5.4%	-0.1%
Net profit*					48.4	24.6
Net result					35.1	-205.6
Net profit* per ordinary share (fully diluted) in euro					0.24	0.12

* Net profit on ordinary operations before amortisation of goodwill and exceptional items

** Earnings Before Interest, Tax, and Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

CEO’s STATEMENT

Commenting on 2004, Buhrmann President and CEO Frans Koffrie said: “I am pleased with the improved earnings. Positive trends continued into the fourth quarter with a further improvement in underlying sales, added value and operating profit. This reflects the beneficial impact that the implementation of our strategy is having on our results. In addition, we see a continued gradual improvement in market circumstances in North America, while business activity remained relatively weak in most European markets. Corporate Express Australia has again reported solid growth. All in all we are positive about prospects for further success in 2005, based on our expectations of a steady improvement in market conditions in North America and the anticipated positive effects of measures to enhance the performance of our office products activities in Europe.”

FOURTH QUARTER CONFIRMS STEADY IMPROVEMENT IN BUSINESS PERFORMANCE

Organic sales for global office products were up 3%, compared with 2% in the third quarter. This reflects the continued growth of our North American and Australian operations, while sales in Europe are showing a lower rate of decline. The improvement in sales was driven by our ability to meet customer demands by offering them opportunities to consolidate their sourcing and reduce their procurement costs. At the same time we benefited from improving market conditions in North America, while business activity remained relatively subdued in most European markets. With an increase in machine sales, the Graphic Systems Division returned to profitability.

EBITAE as a percentage of net sales increased to 4.3% at constant rates in the fourth quarter versus 3.8% a year ago. Fourth quarter operating profit (EBITAE) for the total Buhrmann Group, excluding Paper Merchanting, increased 10.0% (up 16.2% at constant rates) compared to the previous year. Available cash flow was € 96.3 million and balance sheet ratios continued to develop favourably. Interest-bearing net debt decreased by € 129.3 million in 2004 to € 707.0 million at year-end.

KEY FIGURES FULL YEAR

	full year (excluding Paper Merchanting)				full year (including Paper Merchanting)
amounts in EUR million	2004	2003	change in EUR	Δ at constant rates	2004	2003	Change in EUR	Change at constant rates
Net sales	5,539.2	5,785.9	-4.3%	1.1%	5,539.2	8,052.6	-31.2%	-27.3%
Added value	1,476.4	1,496.1	-1.3%	4.3%	1,476.4	1,854.6	-20.4%	-15.9%
EBITAE**	211.2	176.0	20.0%	27.8%	211.2	225.2	-6.2%	-0.1%
Net profit*					139.4	43.3
Net result					80.2	-132.2
Net profit* per ordinary share (fully diluted) in euro					0.69	0.19

* Net profit on ordinary operations before amortisation of goodwill and exceptional items

** Earnings Before Interest, Tax, and Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

FULL YEAR RESULTS UNDERPINNED BY STRATEGIC INITIATIVES AND FINANCIAL DISCIPLINE

Full year 2004 operating profit (EBITAE) was € 211.2 million. A further shift within the sales mix towards private brands and preferred suppliers products had a positive effect on added value margins. In addition, organic growth – supported by our range extension – and cost control contributed to the increase in profitability.

Following the successful launch of our renewed Corporate Express Brands offering in North America, private brands sales now constitute 20% of the Division’s office supplies sales. In Europe private brands sales currently amount to about 25% of office supplies sales. Facility products sales showed a double-digit increase in North America. Our Australian business continued successfully its expansion of the single-source supplier concept. We continued to invest in broadening our customer-base through our mid-market initiatives. Integrated Sales Teams are now established in all the operating entities of our North American office products operations. Although results from our mid-market initiatives did not live up to our expectations, we are confident that these new steps will enable us to succeed in progressively extending our presence in this segment.

Financial items also had a positive impact on our results. These comprised significantly lower interest charges and some tax benefits.

Net profit on ordinary operations before amortisation of goodwill and exceptional items increased to € 139.4 million, resulting in cash earnings per ordinary share of € 0.69.

LOOKING AHEAD

Profitable sales growth remains our key priority.  We are encouraged by the successes we achieved in 2004 in delivering value from our strategic initiatives. In addition we see continued, steady improvement in market conditions in North America. In Europe the positive effects of measures to enhance the performance of our office products activities are expected to bear fruit. Given the current trend in sales Corporate Express Australia is forecasting further growth in 2005. The Graphic Systems Division is entering a slow recovery phase evidenced by recent sales growth and an increased order book.

For 2005, at current exchange rates, we expect cash financial expenses of around € 85 million (cash interest plus dividends on preference shares). Cash tax payments are estimated to be between € 20 million to € 25 million. Capital expenditure is expected to be around € 70 million for 2005, while the outflow reported under “other operational payments” (current provisions for restructuring) is foreseen between € 10 million to € 15 million. In view of normal seasonality we expect available cash flow for the first quarter of 2005 to be negative, but for the full year we expect a positive available cash flow.

Note to editors

Press conference to be held at 10.00 a.m. at Hotel The Grand, Amsterdam. Press presentation will be available via www.buhrmann.com

Analyst/investor conference to be held at 12.00 p.m. at Hotel The Grand, Amsterdam.

A live video web cast of the conference call for analysts starting at 12.00 p.m. CET today can be heard via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 15

Financial calendar:

Publication of annual report 2004	- Mid March 2005
Annual General Meeting of Shareholders	- 14 April 2005
Publication of first quarter results 2005	- 3 May 2005

All press presentations are available via www.buhrmann.com within the press room section under “Presentations” and all analyst presentations are available within the investor relations section under “Conference Calls and Presentations”.

INVESTOR INFORMATION
APPENDIX TO THE FOURTH QUARTER 2004 EARNINGS PRESS RELEASE

PERFORMANCE ANALYSIS – 4th QUARTER 2004 VS. 4th QUARTER 2003

	North America			Europe/Australia			Total Office Products			Graphic Systems
amounts in EUR millions	fourth quarter 2004	Δ in Euro	Δ at constant rates	fourth quarter 2004	Δ in Euro	Δ at constant rates	fourth quarter 2004	Δ in Euro	Δ at constant rates	fourth quarter 2004	Δ in Euro
Net sales	900.8	-6.7%	0.6%	389.8	1.1%	2.1%	1,290.7	-4.5%	1.0%	130.3	18.5%
Added value (AV)	237.6	-2.5%	5.4%	110.0	10.7%	11.7%	347.7	1.3%	7.2%	28.6	14.1%
EBITAE*	41.6	7.5%	15.4%	17.4	14.5%	17.0%	59.0	9.5%	15.9%	5.7	405.7%
Average Cap. Empl.	541.3	-12.9%	-5.8%	175.0	-4.6%	-3.7%	716.2	-11.0%	-5.3%	102.0	-13.1%
Ratios
AV/net sales	26.4%			28.2%			26.9%			21.9%
EBITAE/net sales	4.6%			4.4%			4.6%			4.4%
EBITAE/Av.Cap.Empl.	30.7%			39.8%			32.9%			22.5%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

With market share increasing in the large account segment our global office products delivered further sales growth in 2004, thanks to the extension of our product offering, growth in software licensing and other specialty businesses. The resulting organic growth rate for total office products amounted to 3%. The share of  our eCommerce sales for global office products was 37% in the fourth quarter of 2004 (32% a year ago).

Given our continued success in the large account segment, our competitive position remains strong. All divisions maintained high customer satisfaction ratings reflecting the operational quality demonstrated throughout our organisation. In addition, customer response to our Corporate Express branded product offering has been very positive. Through this initiative we are successfully meeting customer demand for quality (private brand) products at competitive prices. In addition, large corporate customers and government institutions are at the forefront of exploring opportunities to consolidate their facility product spend through Corporate Express.

NORTH AMERICA
CORPORATE EXPRESS BRANDS PENETRATION DRIVEN BY STRONG CUSTOMER DEMAND

Another solid quarter for our North American operations resulted in a 15.4% increase in operating profit (EBITAE) at constant exchange rates. Total fourth quarter sales increased 0.6% at constant exchange rates and 4% organically. Organic sales growth in our office supplies businesses amounted to 1%. When adjusted for the impact of increased private brand penetration, organic sales growth was 3%. Double-digit sales growth was reported for facility products and our Corporate Express Promotional Marketing business, while furniture sales continued to show improvement.

Growing numbers of customers are selecting Corporate Express Brands, resulting in a further increase in private brands sales which totalled 20% of the North America division’s total office supplies sales. The strength of our single-source supplier concept was confirmed by our successes in linking our office supplies sales channels more closely with our other lines of business. In addition, integrated

Sales Teams are now established in all divisions and will be fully deployed in the first quarter of 2005.

A mobile “proof-of-delivery” solution was implemented across our entire fleet of 1,400 dedicated U.S. delivery vehicles in only nine months. This technology provides Corporate Express customers with the ability to gain real-time visibility into the delivery cycle – from the time a package leaves the warehouse up to confirmation that the invoice has been charged to their account. Also, the Roadnet Route Management system is currently being implemented throughout the United States. This will improve service by optimising driver routes while reducing fuel costs.

The depreciation charge for North America includes an incidental charge of € 1.8 million for the write-off of software that could not be effectively used.

For ASAP Software fourth quarter sales of € 210.5 million (US$ 271.5 million) decreased 1.9% at constant rates compared with € 229.3 million (US$ 270.2 million) in 2003, but were up 12% in organic terms. Added value increased 15% at constant rates to € 19.9 million (US$ 25.7 million). Operating profit (EBITAE) was € 10.0 million (US$ 12.8 million) in the fourth quarter of 2004 versus € 8.4 million (US$ 9.8 million) the previous year.

EUROPE AND AUSTRALIA
STRATEGIC INITIATIVES SUPPORT POSITIVE BUSINESS DEVELOPMENT

In Europe, our office products operations in the UK and France reported continued solid sales growth. In addition, we further increased our market share in office supplies in Germany. In the Benelux the reduction in office products sales was less than in the previous quarter.

Furniture sales in Germany saw modest declines. The restructuring of our copier business in Germany is progressing well as the company is working towards applying the successful Veenman model from the Netherlands. In general operations in other European countries were relatively stable as they continued to be successful in the mid-market while progressing with expansion in the large accounts segment.

Customers (purchasing managers as well as end-users) continue to be positive about our private brands products, which comprised about 25% of fourth quarter office supplies sales in Europe. Our product rationalisation programme is creating opportunities for suppliers to gain preferred status and work more closely with us on joint marketing initiatives to drive end-user demand. As part of our single-source supplier strategy, we have started the rollout of facility products in Europe. Between 2,500 and 3,500 product lines have been added to our offering. In order to strengthen our coordinated efforts across geographic regions, we centralised European procurement, marketing and our international sales organisation in the head office in Amsterdam.

Corporate Express Australia continued to leverage its single-source supplier strategy successfully. As in other regions, customers in Australia and New Zealand are keen to benefit from the advantages of our private brands offering. A dedicated marketing team has been appointed further to develop the direct sales model related to the small/mid-market initiative that was launched in 2003 under the banner of CE Direct.

Corporate Express Australia has today announced that it is considering an off-market share buyback in the order of AUS$ 50 million and will make further announcements once details are finalised.

Based on the present situation, we anticipate that Buhrmann will not be selling shares back.

Review Second half of 2004

Corporate Express Australia issues financial statements twice a year, but will switch to quarterly reporting as of the first quarter of 2005. In line with our existing disclosure practice, we provide the following key figures to facilitate a more detailed performance analysis per division:

Net sales of the combined Europe and Australia Divisions for the second half of 2004 were
€ 754.2 million. Operating result before exceptional items (EBITAE) amounted to € 30.9 million.

Sales for Europe Division alone totalled € 452.2 million, decreasing 5.3% at constant exchange rates. The Division’s operating profit before exceptional items (EBITAE) for the second half of 2004 was
€ 3.6 million, against € 2.4 million in the corresponding period in 2003.

Corporate Express Australia’s sales increased 14.7% at constant exchange rates, totalling € 302.0 million for the second half of 2004. The operating result before exceptional items (EBITAE) was up 24.8% at constant exchange rates, totalling € 27.3 million.

GRAPHIC SYSTEMS

CAUTIOUS MARKET RECOVERY RESULTS IN RETURN TO PROFITABILITY IN 4th QUARTER

Sales for the full year increased 11.6% (18.5% in the fourth quarter). In contrast with our previously stated expectations, a larger number of new printing presses was delivered and installed at our customers in the fourth quarter. Higher machine sales and the reduction of our cost base were the main drivers of the improved operating profit. Fourth quarter EBITAE totalled € 5.7 million (€ 0.6 million for the full year).

Capital expenditure in the commercial print sector started to recover slowly. The positive trend in order intake continued into the fourth quarter, but was below our expectations as compared with previous cyclical recoveries in this market.

In 2004 we maintained our strong position in machines and increased our market share in “services, supplies and spare parts” (“Triple S”) sales. Our strategy of increasing the number of service contracts in an increasingly complex production environment had a noticeably positive effect. For the first time “Triple S” added value contribution covered more than 60% of the division’s operating costs. Internet orders for supplies increased to 30% from 25% a year ago. Capital employed was 13% lower than the previous year.

HOLDINGS

EBITAE reported under ‘Holdings’ was € 3.6 million negative (fourth quarter 2003: € 0.5 million positive, due to the inclusion of some non-recurring benefits in operating costs).

EXCEPTIONAL ITEMS

Exceptional operating items in the fourth quarter led to a charge of € 5.2 million, primarily related to a reorganisation provision for copier activities in Germany and right-sizing of the Benelux organisation (completed already). The exceptional (non-cash) interest charges consist of actuarial results on the pensions of our U.S. forms management business (€ 3.6 million negative) and a benefit of € 2.1 million for an adjustment of capitalised financing fees related to the refinancing earlier in the year. Exceptional other (non-cash) financial results of about € 3.9 million relate to the net release of provisions, most notably for the divested Paper Merchanting Division.

CASH FLOW AND FINANCING

Available cash flow was € 96.3 million in the fourth quarter and € 140.9 million for the full year 2004. A decrease in working capital of € 61.1 million was particularly due to extended supplier credit. Working capital as a percentage of sales stabilised at 9.5% on a rolling four-quarter basis.

Financial payments at € 11.2 million reflect the lower level of debt and lower interest rates. Capital expenditure amounted to € 17.8 million (full year 2004 € 59.1 million).

Interest cover (EBITDAE/cash interest) on a rolling four-quarter basis improved to 4.8 times (previous quarter: 4.0 times). At 31 December 2004, interest-bearing net debt amounted to € 707.0 million (third quarter: € 857.9 million). The reduction in debt of € 150.9 million compared to the third quarter includes a currency translation effect of € 48.0 million.

DIVIDEND PROPOSAL

Of the consolidated net result of € 80.2 million, € 11.2 million will be paid to holders of Preference Shares A and € 20.7 million will be paid to holders of Preference Shares C. The dividend on the Preference Shares C will be paid in cash.

With regard to the ordinary shares, a proposal will be submitted to the Annual General Meeting of Shareholders to be held on 14 April 2005 to pay a dividend of € 0.14 per ordinary share. In line with our policy on additions to reserves and dividends, this represents about 35% of the consolidated net result (including a correction for non-cash exceptional items) available to holders of ordinary shares amounting to € 56.1 million, divided by the number of ordinary shares outstanding at 31 December 2004. The remaining part of the profit will be added to the reserves.

The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder.

CHANGES IN SUPERVISORY BOARD COMPOSITION

A number of changes in the composition of the Supervisory Board will be proposed at the Annual General Meeting to be held on 14 April 2005. Mr. R. Zwartendijk, who has been a member of our Supervisory Board since 1999, has advised that he is not available for reappointment. We are grateful for his valued contributions over the past six years and wish him every success. Shareholders will be asked to approve the reappointment of Mr. G.W. Smit, former Chairman of the Executive Board of Vedior, currently Managing Director of TriFinance Holding. Shareholders will also be asked for their approval regarding the proposed appointment of two new Supervisory Board members: Mr. G. Izeboud (former partner of PricewaterhouseCoopers, and member of the Dutch “Tabaksblat” Corporate Governance Committee) and Mr. B. J. Noteboom (CEO of Randstad Holding).

IFRS

As per 1 January 2005, Buhrmann applies IFRS. An indicative reconciliation between the consolidated accounts based on Dutch GAAP and IFRS is provided for  the 2004 opening balance sheet, the 2004 full year income statement and the closing balance sheet. See the IFRS Appendix for more information.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS.Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

•                  Exceptional items – during the course of a year, certain events take place that may be viewed as part of a company’s normal business operations. These events however, have unique characteristics that set them apart from the company’s standard day-to-day operations, these events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the company’s operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency these events have been separately disclosed as exceptional results.

•                  Revenue recognition (for equipment sales of the Graphic Systems Division) – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

•                  Non-GAAP measures: Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	4th quarter			January - December
	2004	2003	change	2004	2003	change

Net sales	1,421.0	1,710.0	(16.9)%	5,539.2	8,052.6	(31.2)%
Cost of sales	(1,044.8)	(1,298.2)	(19.5)%	(4,062.8)	(6,193.2)	(34.4)%
Exceptional cost of sales	—	(4.8)		—	(4.8)
Added value	376.2	407.0	(7.6)%	1,476.4	1,854.6	(20.4)%
Operating costs	(292.8)	(322.5)	(9.2)%	(1,180.7)	(1,529.7)	(22.8)%
Exceptional operating results	(5.2)	(0.9)		(5.2)	55.6
EBITDA	78.1	83.7	(6.6)%	290.5	380.5	(23.7)%
Depreciation	(22.2)	(24.7)	(10.0)%	(84.4)	(104.5)	(19.2)%
EBITA	55.9	59.0	(5.2)%	206.0	275.9	(25.3)%
Amortisation of goodwill	(11.2)	(12.6)	(11.2)%	(45.3)	(51.7)	(12.3)%
Impairment of goodwill	—	(53.4)	(100.0)%	—	(53.4)	(100.0)%
Operating result (EBIT)	44.7	(7.0)		160.7	170.9	(6.0)%

Net financing costs	(15.0)	(28.3)		(67.9)	(160.9)
Exceptional financing costs	(1.5)	(96.4)		(34.4)	(96.4)
Result on ordinary operations before tax	28.2	(131.8)		58.3	(86.5)
Taxes	6.5	(8.1)		12.7	(8.1)
Exceptional tax items	0.8	45.8		19.6	75.8
Other financial results	(0.1)	(0.1)		(0.1)	0.6
Exceptional other financial results	3.9	(109.6)		6.2	(102.3)
Minority interests	(4.2)	(3.6)		(16.5)	(13.3)
Exceptional minority interests	—	1.8		—	1.8
Net result on ordinary operations	35.1	(205.6)		80.2	(132.2)

Extraordinary result net	—	—		—	—
Net result	35.1	(205.6)		80.2	(132.2)
Net profit on ordinary operations before amortisation of goodwill	46.3	(139.6)		125.5	(27.2)

Net profit on ordinary operations before amortisation of goodwill and exceptional items	48.4	24.6	96.8%	139.4	43.3	222.2%

Ratios
Added value as a % of net sales	26.5%	23.8%		26.7%	23.0%
EBITDA as a % of net sales	5.5%	4.9%		5.2%	4.7%
EBITA as a % of net sales	3.9%	3.4%		3.7%	3.4%
EBIT as a % of net sales	3.1%	-0.4%		2.9%	2.1%

Ratios, exluding exceptional operating costs / income (“E”)
Added value as a % of net sales	26.5%	24.1%		26.7%	23.1%
EBITDAE as a % of net sales	5.9%	5.2%		5.3%	4.1%
EBITAE as a % of net sales	4.3%	3.8%		3.8%	2.8%
EBITE as a % of net sales	3.5%	3.0%		3.0%	2.2%

NET RESULT PER SHARE FULLY DILUTED

in millions of euro

	4th quarter		January - December
	2004	2003	2004	2003

Net result from ordinary operations	35.1	(205.6)	80.2	(132.2)
Interest convertible bond	0.6	0.6	2.3	2.3
Dividend preference shares A	(2.8)	(2.8)	(11.2)	(11.2)
Net result on ordinary operations for ordinary shares	32.9	(207.8)	71.3	(141.1)
Add back: amortisation of goodwill	11.2	66.0	45.3	105.1
Total (before amortisation of goodwill)	44.1	(141.8)	116.7	(36.1)

Average number of ordinary shares basic (x 1,000)	137,595	136,177	137,059	134,653
Options	854	651	854	651
Conversion preference shares C	37,868	35,658	37,868	35,658
Convertible bond	13,669	13,669	13,669	13,669
Average number of ordinary shares fully diluted (x 1,000)	189,986	186,155	189,450	184,631

Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.23	(0.76)	0.62	(0.20)

Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.24	0.12	0.69	0.19

CONSOLIDATED CASH FLOW STATEMENT in millions of euro

	4th quarter		January - December
	2004	2003	2004	2003

EBITDA	78.1	83.7	290.5	380.5
Additions to / (release of) provisions	4.0	(10.0)	6.7	(0.4)
Operating result on a cash basis	82.1	73.7	297.2	380.1

(Increase) / decrease in inventories	(36.6)	(25.5)	(16.5)	0.8
(Increase) / decrease in trade receivables	(40.4)	(44.9)	(19.3)	108.9
Increase / (decrease) in trade creditors	136.9	125.6	49.9	(43.1)
(Increase) / decrease in other receivables and liabilities	1.2	(39.3)	21.6	14.7
(Increase) / decrease in working capital	61.1	15.9	35.7	81.3

Financial payments	(11.2)	(13.8)	(61.9)	(116.0)
Tax payments	(7.5)	(8.4)	(21.6)	(22.2)
Other operational payments	(8.7)	(9.2)	(26.4)	(51.4)
Cash flow from operational activities	115.8	58.2	223.0	271.8
Investments in tangible fixed assets	(17.8)	(18.5)	(59.1)	(78.5)
Acquisitions, integration and divestments	(1.7)	628.4	(23.0)	622.4
Available cash flow	96.3	668.1	140.9	815.7
Cash flow from financing activities	2.4	(580.9)	(127.3)	(679.2)
Net cash flow	98.7	87.2	13.6	136.5

CONSOLIDATED BALANCE SHEET

in millions of euro

	31 December
	2004	2003

Fixed assets	1,976.5	2,172.1
Current assets, inventories of trade goods	422.4	423.0
Current assets, trade receivables	730.8	736.2
Current assets, other receivables	197.4	199.8
Cash	154.0	145.4
Total assets	3,481.1	3,676.5

Shareholders’ equity	1,419.3	1,436.5
Other group equity	54.8	48.2
Group equity	1,474.1	1,484.7

Provisions	199.2	274.3
Long-term loans	821.5	948.7
Current liabilities, interest bearing	39.4	33.0
Current liabilities, trade creditors	662.9	643.6
Current liabilities, other not interest bearing	284.0	292.0
Total liabilities	3,481.1	3,676.5

Working capital	429.0	471.5
Capital employed	2,012.4	2,206.4
Interest-bearing net-debt	707.0	836.3

FINANCIAL RATIOS

	31 December
	2004	2003

Interest cover (EBITDAE / Cash interest) 4 quarterly rolling	4.8	2.2
Interest cover (EBITDA / Cash interest) 4 quarterly rolling	4.6	1.6
Group equity in % of total assets	42.3%	40.4%
Interest-bearing net debt in % of group equity	48.0%	56.3%

EQUITY PER SHARE

	31 December
	2004	2003

Basic number of ordinary shares outstanding (x 1,000)	137,595	136,177
Basic shareholders’ equity per share (in euro)	6.53	6.68

Fully diluted number of ordinary shares outstanding (x 1,000)	189,986	186,155
Fully diluted shareholders’ equity per share (in euro)	7.12	7.36

EQUITY RECONCILIATION

	31 December
	2004	2003

Shareholders’ equity at the start of the reporting period	1,436	1,769
Net result year to date	80	(132)
Dividend ordinary shares for 2002	—	(4)
Dividend ordinary shares for 2003	(4)	—
Net proceeds issue ordinary shares	5	6
Accrual dividend preference shares A 2003	—	(11)
Accrual dividend preference shares A 2004	(11)	—
Translation differences	(87)	(192)
Shareholders’ equity at the end of the reporting period	1,419	1,436

FIGURES PER DIVISION

NET SALES

in millions of euro

	4th quarter			January - December
	2004	2003	change	2004	2003	change

Office Products North America	900.8	965.9	(6.7)%	3,628.4	3,938.7	(7.9)%
Office Products Europe / Australia	389.8	385.6	1.1%	1,499.4	1,478.7	1.4%
Graphic Systems	130.3	109.9	18.5%	411.4	368.5	11.6%
Buhrmann excluding Paper Merchanting	1,421.0	1,461.4	(2.8)%	5,539.2	5,785.9	(4.3)%
Paper Merchanting	—	248.7		—	2,266.7	(100.0)%
Buhrmann	1,421.0	1,710.0	(16.9)%	5,539.2	8,052.6	(31.2)%

ADDED VALUE
in millions of euro

	4th quarter			January - December
	2004	2003	change	2004	2003	change

Office Products North America	237.6	243.7	(2.5)%	961.1	1,018.5	(5.6)%
Office Products Europe/Australia	110.0	99.4	10.7%	420.2	392.5	7.1%
Graphic Systems	28.6	25.0	14.1%	95.3	85.2	11.9%
Buhrmann excluding Paper Merchanting	376.2	368.1	2.2%	1,476.4	1,496.1	(1.3)%
Paper Merchanting	—	38.9		—	358.6	(100.0)%
Buhrmann	376.2	407.0	(7.6)%	1,476.4	1,854.6	(20.4)%

ADDED VALUE as a % of NET SALES

	4th quarter			January - December
	2004	2003		2004	2003

Office Products North America	26.4%	25.2%		26.5%	25.9%
Office Products Europe / Australia	28.2%	25.8%		28.0%	26.5%
Graphic Systems	21.9%	22.8%		23.2%	23.1%
Buhrmann excluding Paper Merchanting	26.5%	25.2%		26.7%	25.9%
Paper Merchanting	—	15.7%		—	15.8%
Buhrmann	26.5%	23.8%		26.7%	23.0%

OPERATING RESULT (EBITAE/EBIT)
in millions of euro

	4th quarter			January - December
	2004	2003		2004	2003

Office Products North America	41.6	38.7		171.0	158.9
Office Products Europe / Australia	17.4	15.2		57.6	44.8
Graphic Systems	5.7	1.1		0.6	(11.9)
Holdings	(3.6)	0.6		(18.0)	(15.8)
Buhrmann excluding Paper Merchanting	61.2	55.6		211.2	176.0
Paper Merchanting	—	9.1		—	49.2
EBITAE	61.2	64.7		211.2	225.2
Exceptionals	(5.2)	(5.7)		(5.2)	50.8
Goodwill	(11.2)	(66.0)		(45.3)	(105.1)
EBIT	44.7	(7.0)		160.7	170.9

ROS-% (EBITAE / EBITE as a % of net sales)
excluding exceptional results

	4th quarter			January - December
	2004	2003		2004	2003

Office Products North America	4.6%	4.0%		4.7%	4.0%
Office Products Europe / Australia	4.4%	3.9%		3.8%	3.0%
Graphic Systems	4.4%	1.0%		0.1%	(3.3)%
Holding EBITAE as a % of Buhrmann’s total net sales	(0.3)%	0.0%		(0.3)%	(0.2)%
Buhrmann excluding Paper Merchanting	4.3%	3.8%		3.8%	3.0%
Paper Merchanting	—	3.6%		—	2.2%
Buhrmann before amortisation of goodwill (EBITAE)	4.3%	3.8%		3.8%	2.8%
Buhrmann after amortisation of goodwill (EBITE)	3.5%	3.0%		3.0%	2.1%

OFFICE PRODUCTS NORTH AMERICA

in millions of dollar

	4th quarter			January - December
	2004	2003	change	2004	2003	change

Net Sales	1,168.2	1,150.4	1.5%	4,511.6	4,453.5	1.3%
Added value	308.2	290.8	6.0%	1,195.0	1,151.6	3.8%
Operating result excluding exceptionals (EBITAE)	54.0	46.1	17.1%	212.6	179.7	18.3%
Average capital employed, excluding goodwill	703.7	742.2		703.7	742.2

AVERAGE CAPITAL EMPLOYED

in millions of euro

	4th quarter		January - December
	2004	2003	2004	2003

Office Products North America	541.3	621.1	570.6	679.6
Office Products Europe / Australia	175.0	183.3	177.1	191.6
Graphic Systems	102.0	117.4	118.0	126.3
Other activities and holdings	2.8	6.9	3.3	18.2
Buhrmann excluding Paper Merchanting	821.1	928.7	869.0	1,015.8
Paper Merchanting	—	203.9	—	510.5
Buhrmann, excluding goodwill	821.1	1,132.6	869.0	1,526.2
Goodwill	1,324.2	1,533.0	1,381.1	1,663.1
Buhrmann, including goodwill	2,145.3	2,665.6	2,250.1	3,189.3

ROCE in %

	4th quarter		January - December
	2004	2003	2004	2003

Office Products North America	30.7%	24.9%	30.0%	23.4%
Office Products Europe / Australia	39.8%	33.1%	32.5%	23.4%
Graphic Systems	22.5%	3.9%	0.5%	(9.4)%
Buhrmann excluding Paper Merchanting	29.8%	23.9%	24.3%	17.3%
Paper Merchanting	—	17.8%	—	9.6%
Buhrmann, excluding goodwill and exceptionals	29.8%	22.8%	24.3%	14.8%
Buhrmann, including goodwill and exceptionals	8.3%	(1.1)%	7.1%	5.4%

ORGANIC GROWTH OF SALES

	4th quarter		January - December
	2004	2003	2004	2003

Office Products North America	4%	2%	3%	(3)%
Office Products Europe / Australia	0%	0%	(2)%	(3)%
Graphic Systems	16%	(24)%	7%	(21)%
Buhrmann excluding Paper Merchanting	4%	(1)%	2%	(4)%
Paper Merchanting	—	(4)%	—	(7)%
Buhrmann	4%	(2)%	2%	(5)%

NUMBER OF EMPLOYEES

	31 December
	2004	2003

Office Products North America	10,544	10,775
Office Products Europe / Australia	6,003	5,873
Graphic Systems	1,002	1,114
Holdings	69	70
Buhrmann excluding Paper Merchanting	17,618	17,832
Paper Merchanting	—	—
Buhrmann	17,618	17,832

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euros

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net sales	1,421.0	1,348.4	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5
Cost of sales	(1,044.8)	(985.0)	(1,051.4)	(981.5)	(1,298.2)	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)
Exceptional cost of sales	—	—	—	—	(4.8)	—	—	—	—
Added value	376.2	363.3	370.2	366.8	407.0	468.6	476.9	502.1	540.1
Operating costs	(292.8)	(293.8)	(299.1)	(295.1)	(322.5)	(389.2)	(395.1)	(422.9)	(428.7)
Exceptional operating costs	(5.2)	—	—	—	(0.9)	0.6	0.0	55.9	0.1
EBITDA	78.1	69.6	71.1	71.7	83.7	80.0	81.7	135.1	111.4
Depreciation	(22.2)	(20.6)	(21.2)	(20.4)	(24.7)	(27.0)	(25.0)	(27.9)	(28.4)
EBITA	55.9	48.9	49.8	51.3	59.0	53.0	56.7	107.2	83.0
Amortisation of goodwill	(11.2)	(11.6)	(11.4)	(11.1)	(12.6)	(12.9)	(12.7)	(13.4)	(16.6)
Impairment of goodwill	—	—	—	—	(53.4)	—	—	—	(573.4)
Operating result (EBIT)	44.7	37.3	38.5	40.2	(7.0)	40.1	44.0	93.8	(507.0)

Net financing costs	(15.0)	(16.5)	(16.3)	(20.1)	(28.3)	(41.4)	(44.4)	(46.8)	(41.9)
Exceptional financing costs	(1.5)	(3.2)	(29.7)	—	(96.4)	—	—	—	—
Result on ordinary operations before tax	28.2	17.7	(7.6)	20.1	(131.8)	(1.3)	(0.4)	47.0	(548.8)
Taxes	6.5	1.1	6.9	(1.8)	(8.1)	(1.5)	(1.3)	2.7	1.9
Exceptional tax items	0.8	1.2	17.6	—	45.8	—	—	30.0	—
Other financial results	(0.1)	—	—	(0.1)	(0.1)	0.6	—	—	3.0
Exceptional other financial results	3.9	(0.6)	2.9	—	(109.6)	—	7.3	—	—
Minority interests	(4.2)	(4.1)	(4.5)	(3.6)	(3.6)	(4.0)	(3.7)	(2.1)	(2.7)
Exceptional minority interests	—	—	—	—	1.8	—	—	—	—
Net result on ordinary operations	35.1	15.3	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(546.7)

Extraordinary result net	—	—	—	—	—	—	—	—	(74.3)
Net result	35.1	15.3	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(621.0)
Net result on ordinary operations before amortisation of goodwill (Cash earnings)	46.3	26.9	26.7	25.7	(139.6)	6.8	14.6	91.0	43.3

RATIOS
Added value as a % of net sales	26.5%	26.9%	26.0%	27.2%	24.1%	22.8%	22.3%	23.3%	22.3%
EBITDAE as a % of net sales	5.9%	5.2%	5.0%	5.3%	5.2%	3.9%	3.8%	3.7%	4.6%
EBITAE as a % of net sales	4.3%	3.6%	3.5%	3.8%	3.8%	2.6%	2.7%	2.4%	3.4%
EBITE as a % of net sales	3.5%	2.8%	2.7%	3.0%	3.0%	1.9%	2.1%	1.8%	2.7%

FIGURES PER DIVISION

NET SALES

in millions of euros

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	900.8	899.3	962.3	866.0	965.9	955.3	1,014.2	1,003.3	1,142.6
Office Products Europe / Australia	389.8	364.3	359.6	385.6	385.6	357.1	358.1	378.0	384.0
Graphic Systems	130.3	84.8	99.7	96.7	109.9	91.8	104.7	62.1	166.5
Buhrmann excluding Paper Merchanting	1,421.0	1,348.4	1,421.6	1,348.2	1,461.4	1,404.2	1,477.0	1,443.3	1,693.1
Paper Merchanting	—	—	—	—	248.7	649.1	658.6	710.3	731.4
Buhrmann	1,421.0	1,348.4	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5

OPERATING RESULT (EBITAE/EBIT)

in millions of euros

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	41.6	42.2	44.2	43.0	38.7	37.8	39.5	43.0	24.2
Office Products Europe / Australia	17.4	13.5	12.1	14.6	15.2	9.4	12.0	8.2	18.7
Graphic Systems	5.7	(2.7)	(1.9)	(0.6)	1.1	(2.5)	(1.7)	(8.9)	17.3
Holdings	(3.6)	(4.1)	(4.6)	(5.7)	0.6	(5.2)	(5.6)	(5.6)	0.3
Buhrmann excluding Paper Merchanting	61.2	48.9	49.8	51.3	55.6	39.6	44.2	36.6	60.5
Paper Merchanting	—	—	—	—	9.1	12.9	12.5	14.6	21.7
EBITAE	61.2	48.9	49.8	51.3	64.7	52.6	56.7	51.2	82.3
Exceptionals	(5.2)	—	—	—	(5.7)	0.6	0.0	55.9	0.1
Goodwill	(11.2)	(11.6)	(11.4)	(11.1)	(66.0)	(12.9)	(12.7)	(13.4)	(590.0)
EBIT	44.7	37.3	38.5	40.2	(7.0)	40.1	44.0	93.8	(507.0)

AVERAGE CAPITAL EMPLOYED

in millions of euros

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	541.3	562.3	564.3	598.5	621.1	637.6	680.1	767.6	839.2
Office Products Europe / Australia	175.0	173.9	176.3	186.3	183.3	187.5	186.8	202.2	212.3
Graphic Systems	102.0	116.9	127.2	128.0	117.4	126.6	131.1	132.8	120.5
Other activities and holdings	2.8	4.4	6.4	1.1	6.9	20.2	25.2	23.7	26.3
Buhrmann excluding Paper Merchanting	821.1	857.5	874.2	913.9	928.7	971.9	1,023.3	1,126.4	1,198.4
Paper Merchanting	—	—	—	—	203.9	602.9	602.4	622.0	670.9
Buhrmann, excluding goodwill	821.1	857.5	874.2	913.9	1,132.6	1,574.8	1,625.7	1,748.4	1,869.2
Goodwill	1,324.2	1,387.8	1,411.5	1,409.4	1,533.0	1,682.6	1,686.6	1,755.3	2,265.8
Buhrmann, including goodwill	2,145.3	2,245.2	2,285.7	2,323.3	2,665.6	3,257.4	3,312.3	3,503.7	4,135.0

ROCE (IN%)

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	30.7%	30.0%	31.4%	28.7%	24.9%	23.7%	23.2%	22.4%	11.6%
Office Products Europe / Australia	39.8%	31.1%	27.4%	31.4%	33.1%	20.2%	25.7%	16.2%	35.2%
Graphic Systems	22.5%	(9.3)%	(5.9)%	(1.9)%	3.9%	(7.7)%	(5.2)%	(26.9)%	57.5%
Buhrmann excluding Paper Merchanting	29.8%	22.8%	22.8%	22.5%	23.9%	16.3%	17.3%	13.0%	20.2%
Paper Merchanting	0.0%	0.0%	0.0%	0.0%	17.8%	8.6%	8.3%	9.4%	13.0%
Buhrmann, excluding goodwill and expceptionals	29.8%	22.8%	22.8%	22.5%	22.8%	13.3%	14.0%	11.7%	17.6%
Buhrmann, including goodwill	8.3%	6.7%	6.7%	6.9%	(1.1)%	4.9%	5.3%	10.7%	(49.0)%

NET RESULT PER SHARE FULLY DILUTED

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.24	0.14	0.18	0.13	0.12	0.03	0.03	0.02	0.26

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

EBITDA	78	70	71	72	84	80	82	135	111
Additions to / (release of) provisions	4	2	—	1	(10)	5	1	4	5
Operating result on a cash basis	82	71	71	73	74	85	83	139	116

(Increase) / decrease in inventories	(37)	(16)	8	28	(26)	16	16	(6)	30
(Increase) / decrease in trade receivables	(40)	33	(55)	43	(45)	56	(23)	119	28
Increase / (decrease) in trade creditors	137	(42)	114	(158)	126	(74)	69	(164)	73
(Increase) / decrease in other receivables and liabilities	1	(2)	(23)	46	(39)	31	(17)	42	(36)
(Increase) / decrease in working capital	61	(28)	43	(41)	16	30	45	(9)	95

Financial payments	(19)	(14)	(26)	(24)	(22)	(41)	(40)	(36)	(49)
Other operational payments	(9)	(6)	(4)	(8)	(9)	(15)	(17)	(11)	(20)
Cash flow from operational activities	116	23	85	1	59	59	71	83	142
Investments in tangible fixed assets	(18)	(13)	(13)	(15)	(19)	(20)	(22)	(18)	(30)
Acquisitions, integration and divestments	(2)	(6)	(4)	(12)	628	(6)	8	(7)	(5)
Available cash flow	96	4	67	(27)	668	33	57	58	107
Cash flow from financing activities	2	(105)	(16)	(9)	(581	(26)	(61)	(12)	(145)
Net cash flow	99	(101)	52	(36)	87	7	(4)	46	(38)

ORGANIC GROWTH OF SALES

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Office Products North America	4%	3%	3%	2%	2%	(9)%	(4)%	1%	(3)%
Office Products Europe / Australia	0%	(1)%	(4)%	(2)%	0%	(4)%	(5)%	(4)%	(4)%
Graphic Systems	16%	(7)%	(5)%	27%	(24)%	(12)%	(13)%	(25)%	(10)%
Buhrmann excluding Paper Merchanting	4%	1%	1%	2%	(1)%	(8)%	(5)%	(2)%	(3)%
Paper Merchanting	—	—	—	—	(4)%	(7)%	(8)%	(7)%	(5)%
Buhrmann	4%	1%	1%	2%	(2)%	(8)%	(6)%	(4)%	(4)%

EXCHANGE RATES

	2004				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Euro versus US$, average rate	$1.30	$1.22	$1.21	$1.25	$1.19	$1.12	$1.14	$1.07	$1.01
Euro versus US$, end rate	$1.36	$1.24	$1.22	$1.22	$1.26	$1.17	$1.14	$1.09	$1.05

Appendix

International Financial Reporting Standards (‘IFRS’)

The 2004 financial statements of Buhrmann are reported under generally accepted accounting principles in the Netherlands (‘Dutch GAAP’). From 1 January 2005, Buhrmann reports on the basis of IFRS.

This IFRS appendix has been prepared in order to provide an initial overview of our indicative IFRS figures for 2004 which will serve as a comparision for 2005. The IFRS figures are in this publication compared with our reported Dutch GAAP numbers. The sources of change for the most visible effects on the consolidated balance sheet and income statement are explained below. As accounting rules do not affect our cash flow, no overview is provided (however the classification and presentation of cash flow items is anticipated to change). The effects of adopting IFRS as of January 2004 will be recorded in Shareholders’ equity in the 2004 opening balance sheet, hence a provisional reconciliation of shareholders’ equity in the opening balance sheet 2004 from Dutch GAAP to IFRS is also included. All figures presented are unaudited.

Within the limits of the IFRS framework we strive towards convergence with our U.S. GAAP reporting (Form 20-F). In respect of the standards IAS 32 and IAS 39, we have chosen to include the effects in our 2004 IFRS presentation (i.e. we have not used the exemptions) in order to provide a high level of comparability.

Effects of reporting under IFRS

The main sources of change of IFRS in comparison with Dutch GAAP are listed below.  Minor adjustments or reclassifications are excluded.

Business Combinations / Goodwill (IFRS 3 / IAS 36 / IAS 38)

Goodwill is no longer systematically amortised, but at least annually a goodwill impairment test will be performed. Under Dutch GAAP and U.S. GAAP Buhrmann performed very similar goodwill impairment tests.

Long term employee benefits / Pensions (IAS 19)

IFRS requires defined benefit obligations measured at present value and plan assets measured at fair value to be taken on balance sheet, similar to U.S. GAAP. Fair values and related income statement movements are based on actuarial assumptions taking into account factors like expected salary increases and returns on plan assets. Buhrmann has several pension plans based on local employment practice. The most material defined benefit pension scheme in this respect is the Dutch Buhrmann Pension Fund.

Under IFRS this Dutch pension plan results currently in a net asset. All other defined benefit plans that have been recognised are resulting in a net liability. Under IFRS, the net periodic pension costs of our defined benefit plans (consisting of service costs, interest costs and the expected return on assets) are recognised as operating expenses.

Share based payments / options (IFRS 2)

All share-based payments are recognised as expense in the income statement, measured at fair value. For Buhrmann this applies to the Buhrmann Incentive Plan and the Corporate Express Australia share plans. Under Dutch GAAP share based payments did not result in charges in the income statement (but were disclosed in a footnote). The calculated value of an option series is equally expensed over the vesting period as an operating cost.

Besides any potential tax effects, equity as at 1 January 2004 will not change resulting from IFRS 2. The composition of equity however will change with the introduction of the option reserve. The option reserve needs to reflect the options that have been granted but have not yet been exercised.

Convertible bond (IAS 32 / IAS 39)

Under IFRS, our convertible bond is recognised as a compound financial instrument. It creates a financial liability of the entity and grants an option to the holder to convert the bond into ordinary shares of the entity (equity instrument). Both components are to be recognised separately. The carrying amount of the liability component has been valued by measuring the fair value of a similar liability that does not have an associated equity component.

The carrying amount of the equity instrument is determined by deducting the fair value of the financial liability from the face value of the financial instrument as a whole. Interest charges are calculated under the effective interest method (resulting in imputed interest).

Preference Shares A and C  (IAS 32 / IAS 39)

Under IFRS our preference shares A and C qualify as a liability.  As the liability of preference shares A is perpetual, the related financing fees are not amortised. For the preference shares A, the (non-tax deductible) interest charge equals the dividend payable on the instrument. For the preference shares C, the (non-tax deductible) interest charges are calculated under the effective interest method.

The preference shares C have a conversion option. As this option is indexed to both the share price and the USD/EUR exchange rate, the conversion option classifies as a derivative under IFRS rather than as equity. Therefore it is valued separately as a derivative (liability) at fair value. The changes in fair value of this derivative (liability) will be accounted for in the income statement.

Financing and related transaction costs (IAS 39)

In our Dutch GAAP accounts financing fees are capitalised under financial assets and amortised linearly over the term of the related financing. Under IFRS transaction costs are deducted from the proceeds received.  These net proceeds including any discounts or premiums make up the amortised costs.

The difference between the amortised costs and the redemption value is recognised (‘accretion’) in the income statement over the period of the financing using the effective interest method.

Current liabilities/interest rate swaps (IAS 32 / IAS 39)

Under IFRS all derivates must be recognised on the balance sheet at fair values. Movements in fair values are to be accounted for in the income statement, unless they qualify for hedge accounting (movements through equity).  Hedge accounting is applied as from quarter 4, 2004. In our Dutch GAAP accounts, the fair value of interest rate swaps was already disclosed as a footnote.

Taxation (IAS 12 and other adjustments for IFRS)

Our IFRS accounting results in a different tax position than under Dutch GAAP. It is fairly similar to our U.S. GAAP accounting. Specific IFRS accounting rules may generate in some cases tax effects (which are reflected in the presented consolidated financial statements and the equity reconciliation).

Receivables (IAS 39)

Certain instalment receivables resulting from machine sales in the Graphic Systems Division are sold to financial institutions. However the financial institutions keep a limited right of recourse and therefore derecognising of the receivables is not allowed under IFRS. This results in the recognition of an asset and corresponding liability.

Accounting for catalogue income/inventories (Other adjustments for IFRS)

In the opening balance sheet for IFRS a change in the application of the accounting policy for catalogue income has been made. Under Dutch GAAP catalogue income is recognised on the principle of revenue matching. In practice, that is the period that the catalogue is in use (‘street life’). Although under IFRS the accounting policy for unconditional catalogue income will remain unchanged, conditional catalogue income is now deemed to be volume related and consequently earned based on volumes purchased.  This rebate income is deferred under inventory and released to income when the relevant merchandise has been sold, identical to volume related vendor rebates.

Property, Plant and Equipment (IAS 16)

Under IFRS assets for rental and demonstration machines like we have in our Graphic Systems Division are reclassified from Inventories to Property, Plant and Equipment.

Leases (IAS 17)

After evaluating our lease portfolio, it is currently anticipated that no “operational leases” pursuant to Dutch GAAP and U.S. GAAP are to be classified as “financial leases” under IFRS.

Consolidated opening balance sheet

In millions of Euro	IFRS 01-01-2004	Difference IFRS Dutch GAAP	Dutch GAAP 31-12-2003
Assets
Non Current Assets
Property Plant and Equipment	249	16	233
Goodwill	1,399	(0)	1,400
Intangible assets	118	(1)	118
Financial assets	579	158	421
	2,345	173	2,172
Current assets
Inventories	399	(24)	423
Receivables	773	37	736
Other Current assets	173	(27)	200
Cash and Cash equivalents	145	—	145
	1,490	(14)	1,504

Total assets	3,836	160	3,676

Equity
Share holders’ equity	1,090	(346)	1,436
Minority Interest	48	—	48
Group equity	1,139	(346)	1,485

Liabilities
Loans	1,338	389	949
Derivatives	14	14	—
Deferred tax liabilities	205	28	177
Employee benefit obligations	36	18	18
Provisions	79	(0)	79
Total non current liabilities	1,671	448	1,223

Trade liabilities	644	—	644
Other liabilities	349	57	292
Loans	28	0	28
Credit institutions	5	0	5
Total current liabilities	1,026	57	969

Total liabilities	2,697	505	2,192

Total equity and liabilities	3,836	160	3,676

Equity Reconciliation in opening balance Sheet

In millions of Euro

Shareholder’s equity per 31 December 2003 according to Dutch GAAP	1,436
Adjustments for:
Preference shares A	(174)
Preference sharesC	(283)
Convertible bond	37
Derivatives	(6)
Recognition financing fees	(3)
Deferred tax	58
Defined benefit plans	53
Revenue recognition	(24)
Leasing	(3)
Other	(1)

(346)

Shareholder’s equity per 1 January 2004 according to IFRS	1,090

Consolidated balance sheet

In millions of Euro	IFRS 31-12-2004	Difference IFRS Dutch GAAP	Dutch GAAP 31-12-2004
Assets
Non Current Assets
Property Plant and Equipment	214	11	203
Goodwill	1,323	42	1,282
Intangible assets	109	2	108
Financial assets	539	155	384
	2,185	209	1,976
Current assets
Inventories	403	(19)	422
Receivables	754	24	731
Other Current assets	174	(24)	197
Cash and Cash equivalents	154	—	154
	1,485	(19)	1,505

Total assets	3,670	189	3,481

Equity
Share holders’ equity	1,085	(335)	1,419
Minority Interest	76	1	55
Group equity	1,141	(334)	1,474

Liabilities
Loans	1,229	407	822
Derivatives	20	20	0
Deferred tax liabilities	147	38	109
Employee benefit obligations	33	17	16
Provisions	78	5	74
Total non current liabilities	1,508	487	1,021

Trade liabilities	662	(0)	663
Other liabilities	320	36	284
Loans	33	(0)	33
Credit institutions	6	(0)	6
Total current liabilities	1,022	36	986

Total liabilities	2,529	523	2,007

Total equity and liabilities	3,670	189	3,481

Consolidated Income Statement 2004

	IFRS	Difference IFRS		Dutch GAAP
In millions of Euro	2004	Dutch GAAP	Reclassification	2004

Net sales	5,545	6	—	5,539

Cost of trade goods sold	(3,888)	3	172	(4,063)

Gross profit	1,657	9	172	1,476

Employee benefits	(880)	6	3	(889)
Other operating expenses	(473)	(6)	(175)	(292)
Exceptional operating results	(5)	—	—	(5)
Depreciation of Property, Plant and Equipment and software	(85)	(1)	—	(84)
Amortisation of Intangible assets (goodwill)	—	45	—	(45)
Total operating expenses	(1,443)	44	(172)	(1,315)

Operating result	214	53	—	161

Net financing costs	(96)	(28)	—	(68)
Exceptional financing costs	(42)	(7)	—	(35)
Total financing costs	(138)	(35)	—	(103)

Result from operations before tax	77	19	—	58

Taxes on operating result	(11)	(24)	—	13
Exceptionally tax results	23	3	—	20
Total taxes	12	(21)	—	33

Other financial results	—	—	—	—
Exceptional other financial results	6	—	—	6
Total other financial results	6	—	—	6

Minority interest	(18)	(1)		(17)

Net result	77	(3)	—	80

Net result from operations excluding amortisation and impairment of goodwill and exceptional results (‘cash earnings’ per share)
-Basic	0.70			0.75
-Diluted	0.59			0.69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: February 9, 2005